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                                    FORM 6-K

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                             For December 14, 2001

                           Companhia Vale do Rio Doce
             (Exact name of Registrant as specified in its charter)

                        Valley of the Doce River Company
                (Translation of Registrant's name into English)


                         Federative Republic of Brazil
                (Jurisdiction of incorporation or organization)

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                          Avenida Graca Aranha, No. 26
                      20005-900 Rio de Janeiro, RJ, Brazil
                    (Address of principal executive offices)

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[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

               FORM 20-F  X                            FORM 40-F
                         ---                                     ---

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]
               YES                                          NO  X
                   ---                                         ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable
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                           Companhia Vale do Rio Doce

                               TABLE OF CONTENTS


This Form 6-K contains the following:


Item                                                                       Page
----                                                                       ----
1.    Press Release, dated December 13, 2001, entitled
        "ALBRAS Brownfield expansion".............................           3













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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          COMPANHIA VALE DO RIO DOCE


                                          By: /s/ Eduardo de Carvalho Duarte
                                             -----------------------------------
                                             Name:  Eduardo de Carvalho Duarte
                                             Title: Chief Accountant


Dated: December 14, 2001


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                                                                          Item 1


[LOGO OMITTED] Companhia                                           Press Release
               Vale do Rio Doce


                          ALBRAS BROWNFIELD EXPANSION


Rio de Janeiro, December 13, 2001 - Companhia Vale do Rio Doce (CVRD) informs that ALBRAS - Aluminio Brasileiro S.A. (Albras), a company in which its wholly owned subsidiary Vale do Rio Doce S.A. - Aluvale holds 51% of the total capital, concluded today the expansion of its nominal production capacity of 45,000 tonnes per year.

Albras' new primary aluminum production capacity is 406,000 tonnes per year. It is the biggest aluminum smelter in Brazil and one of the lowest cash cost producers in the world.

There were invested approximately US$ 55 million, corresponding to a cost of US$ 1,222 per tonne of additional capacity. It is a very low capex cost, even considering that it is a brownfield project.

Albras expansion is part of CVRD strategy of creating value through the exploration of profitable growth opportunities. Its global competitiveness is supported by low capex and opex costs.





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                                        For further information, please contact:
                  Roberto Castello Branco: castello@cvrd.com.br +55-21-3814-4540
                              Andreia Reis: andreis@cvrd.com.br +55-21-3814-4643
                             Barbara Geluda: geluda@cvrd.com.br +55-21-3814-4557
                            Daniela Tinoco: daniela@cvrd.com.br +55-21-3814-4946

This release includes "forward-looking statements" that express expectations of future events or results. All statements based on future expectations rather than on historical facts are forward-looking statements that involve a number of risks and uncertainties, and the company cannot give assurance that such statements will prove to be correct.